UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 000-25489

Pure Nickel Inc.
(Exact name of registrant as specified in its charter)

Suite 900 – 95 Wellington St. West, Toronto, Ontario Canada, M5J 2N7, (416) 644-0066
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares, no par value
(Title of each class of securities covered by this Form)

Place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12h-6(a) [X]	Rule 12h-6(d) [ ]
(for equity securities)	(for successor registrants)

Rule 12h-6(c) [ ]	Rule 12h-6(i) [ ]
(for debt securities)	(for prior Form 15 filers)

PART I

Item 1. Exchange Act Reporting History.

A. Pure Nickel Inc’s (the “Company”) predecessor, Nevada Star Resource Corp. (“Nevada Star”), first incurred the duty to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on March 3, 1999, when it when it completed its initial registration pursuant to a registration statement on Form 10-SB. Historically, Nevada Star met its reporting obligations using the forms applicable to U.S. domestic issuers. However, as of March 27, 2007, the Company, as successor in interest to Nevada Star, became a foreign private issuer as a result of its consolidation with Nevada Star and its obligation to report on U.S. domestic issuer forms ceased at that time. Effective March 27, 2007, the Company began satisfying its reporting obligations under Section 13(a) and 15(d) of the Exchange Act, by reporting on forms available for use by a “foreign private issuer,” as defined in Rule 3b-4 under the Exchange Act.

B. The Company has filed or furnished all reports required under Exchange Act Section 13(a) or Section 15(d) and corresponding rules for the 12 months preceding the filing of this Form 15F. The Company has filed at least one annual report under Section 13(a) on Form 20-F for the 12 months preceding the filing of this Form 15F.

Item 2. Recent United States Market Activity.

The Company’s shares of common stock, no par value (the “Shares”) have not previously been sold in the United States in a registered offering under the Securities Act of 1933, as amended (the “Securities Act”). The Company has not sold securities in the United States in any registered offering under the Securities Act in the 12 months preceding the filing of this Form 15F.

The Company does not have equity securities, or any other securities, registered on a shelf or other Securities Act registration statement under which securities remain unsold.

Item 3. Foreign Listing and Primary Trading Market.

A. The primary trading market for the Company’s Shares is the Toronto Stock Exchange in Canada (the “TSX”). Immediately prior to filing this Form 15F, the Company’s Shares were also traded on the Over the Counter Bulletin Board (the “OTCBB”).

B. The Company’s Shares commenced trading on the TSX Venture Exchange in Canada on October 5, 1990 and traded until August 13, 2007. On August 14, 2007, the Company’s Shares commenced trading on the TSX. On December 7, 2000, the Company’s Shares commenced trading on the OTCBB.

C. The percentage of trading in the Company’s Shares on the TSX as of a recent 12-month period from September 1, 2010 to August 31, 2011 was 95.3% .

Item 4. Comparative Trading Volume Data.

A. The recent 12-month period for which the trading volume data is provided is October 1, 2010 to September 30, 2011.

B. The average daily trading volume of the Company’s Shares in Canada was 104,146 Shares; and in the United States was 5,193 Shares.

	Average daily trading volume	Percentage of average daily trading volume
Toronto Stock Exchange	104,146	95.3%
Over the Counter Bulletin Board	5,193	4.7%
Worldwide Trading Volume	109,339	100.0%

C. The average daily trading volume of the Shares in the United States as a percentage of the average daily trading volume for that class of security on a worldwide basis is 4.7% .

D. The Company has not delisted the Shares from a national securities exchange or inter-dealer quotation system. Following the filing of this Form 15F, the Company’s Shares will no longer be quoted on the OTCBB.

E. The Company has not terminated a sponsored American depositary receipt (ADR) facility regarding the Shares.

F. The sources of the trading volume information used for determining whether the Company meets the requirements of Rule 12h-6 are the OTCBB and the TSX.

Item 5. Alternative Record Holder Information.

Not applicable.

Item 6. Debt Securities.

Not applicable.

Item 7. Notice Requirement.

A. The Company published a notice, as required by Rule 12h-6(h) under the Exchange Act, disclosing its intent to terminate its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both, on October 13, 2011 via CNW Canada Newswire.

B. The Company disseminated this notice in the United States by submitting a copy of the notice under cover of a Form 6-K on October 13, 2011. Such notice was also posted on the Company’s website (http://www.purenickel.com).

Item 8. Prior Form 15 Filers.

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption.

The Company intends to publish the information required by Rule 12g3-2(b)(1)(iii) at the following web sites: (i) http://www.purenickel.com, and (ii) http://www.sedar.com.

PART III

Item 10. Exhibits.

Not applicable.

Item 11. Undertakings.

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1) The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2) Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, Pure Nickel Inc. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Pure Nickel Inc. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under Section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

PURE NICKEL INC.
Date: October 13, 2011
	By:	/s/ David McPherson
David McPherson
President and Chief Executive Officer